

October 8, 2021

Roy Banks
Chief Executive Officer
Weave Communications, Inc.
1331 W Powell Way
Lehi, Utah 84043

> **Re: Weave Communications, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 27, 2021**
> **CIK 0001609151**

Dear Mr. Banks:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement submitted September 27, 2021

Risk Factors
We could be subject to claims based on the defective corporate acts ratified by us..., page 59

1. Please disclose how the listed corporate acts were defective under Delaware corporate law.

Roy Banks
Weave Communications, Inc.
October 8, 2021
Page 2

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Law Clerk, at (202) 215-1319 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Hughes